Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REPORTS 2011 OPERATING RESULTS, POURS 26,550 OUNCES IN FOURTH QUARTER AND 86,565 OUNCES FOR FULL YEAR

TORONTO, ONTARIO—(Marketwire — January 12, 2012) - Lake Shore Gold Corp. (TSX and NYSE Amex: LSG) (“Lake Shore Gold” or the “Company”) today reported its production results for the fourth quarter and full year 2011.

Fourth Quarter Production Highlights

•             Gold poured during fourth quarter 2011 totaled 26,550 ounces compared with 16,693 ounces the previous quarter.

•             Total gold poured in 2011 was 86,565 ounces, in line with Company’s target.

•             Gold processed during fourth quarter 2011 was 24,809 ounces based on milling 186,231 tonnes (2,024 tonnes per day) at average grade of 4.34 grams per tonne (‘gpt”). Fourth quarter results compared to gold processed during previous quarter of 18,833 ounces based on milling 173,877 tonnes (1,890 tonnes per day) at average grade of 3.49 gpt.

•             Gold processed in full year 2011 totaled 83,585 ounces from milling 671,467 tonnes at average grade of 4.03 gpt.

•             Gold sales totaled 21,956 ounces in fourth quarter and 91,468 ounces for full year 2011.

•             Cash and gold bullion at December 31, 2011 totaled approximately $65.0 million.

Other Fourth Quarter Highlights

•             Released initial National Instrument (“NI”) 43-101 resources for Thunder Creek and Fenn-Gib.

•             Thunder Creek: 521,600 ounces (2,877,000 tonnes at 5.64 gpt) of Indicated and 510,000 ounces (2,693,000 tonnes at 5.89 gpt) of Inferred

•             Fenn-Gib (open-pit project): 1.30 million ounces (40,800,000 tonnes at 0.99 gpt) of Indicated and 0.75 million ounces (24,500,000 tonnes at 0.95 gpt) of Inferred.

•             Total resources doubled in 2011 for second straight year — to 6.3 million ounces (3.1 million ounces of measured and indicated, 3.2 million ounces of inferred)

•             Announced 1.9 kilometre downplunge extension of Timmins Mine Ultramafic and Footwall mineralized structures, to vertical depth of approximately 2.4 kilometres,

•             Discovered 200 metre expansion of shallow mineralization at Fenn-Gib, including intersection of 1.31 grams per tonne over 414.00 metres.

Also during 2011, the Company advanced work to further increase resources through the release of updated NI 43-101 reports for Thorne, Bell Creek and Timmins Mine early in 2012.  As part of the work to update Timmins Mine resources, the Company is completing a mine engineering study, including capital and operating plans, for the integration of the Timmins and Thunder Creek deposits into a single Timmins West Mine.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We ended 2011 strong with our best quarter of the year, reflecting continued improvements in throughput, grades and efficiencies. Looking at our achievements, we doubled production in 2011 from the previous year and doubled total resources for the second straight year, with further growth in total resources expected early in 2012. At Bell Creek, we launched a mill expansion to 3,000 tonnes per day, which remains on track for completion late this year. We also continued to achieve exploration success at virtually all of our key projects, and added a very exciting new asset through the acquisition of the Fenn-Gib project, which has the potential to be a large-scale, open-pit mining operation.

“Turning to 2012, our work plan is heavily focused on ore delineation and infrastructure development designed to position the Company to support a 3,000 tonne per day processing rate by late this year. At the Timmins West Mine, multiple sublevel horizons will be prepared targeting the Timmins deposit UM complex between the 650 and 810 metre levels and the Thunder Creek Rusk and Porphyry zones between the 600 and 800 metre levels. At Bell Creek, a new mining complex is to be initiated between the 475 and 600 metre levels.

Based on our work plan, the Company will be poised for significant production growth and increased mining flexibility commencing in 2013. In 2012, we expect to achieve gold production of between 85,000 and 100,000 ounces. Production will be weighted to the second half of the year as we make progress with ore delineation and infrastructure development at Timmins West. ”

Qualified Person

Operating and development activities at the Company’s Timmins assets are being conducted under the supervision of Dan Gagnon, Senior Vice-President, Operations. Mr. Gagnon is a qualified person as defined by NI 43-101, and has reviewed and approved this news release.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in and around the century-old Timmins Gold Camp. The Company is in commercial production at the Timmins Mine, has commenced pre-production development at the adjacent Thunder Creek deposit, and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which is operational at a capacity of 2,000 tonnes per day and is currently being expanded to 3,000 tonnes per day with completion targeted for late 2012. The Company continues to invest aggressively in exploration at its multiple properties in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com